

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2012

Via E-mail

Philippe Wagner, President
Lion Consulting Group, Inc.
16192 Coastal Highway
Lewes, DE 19958

> **Re:** **Lion Consulting Group, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 23, 2012**
> **File No. 333-181624**

Dear Mr. Wagner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize … offerings for attempts to create the appearance that the registrant … has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company that intends to provide a range of services to businesses. Your disclosure shows that you have no assets, no revenues, no operations, no developed website, and no contracts regarding the company's proposed products or services. We also note your disclosure that this offering will not provide you with sufficient funds to provide the proposed services. In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K. We offer the following comments to help you revise your disclosure.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. For example only, we note your disclosure on page 19. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Registration Statement Cover Page

5.   We note that your operations are based in Switzerland. Please revise to provide the address of your main office instead of the address of your registered agent. Additionally, please revise your disclosure on page 20 to provide your office address.

Cover Page

6.   Please ensure that your cover page does not exceed one page in length as required by Item 501(b) of Regulation S-K. The cover page should be limited to information required by Item 501 and other information that is key to an investment decision. Some of the details of the offering may be more appropriate for the prospectus summary or the body of the prospectus. Please revise accordingly.

7.   Please revise to clarify that your officer will not receive any compensation for offering or selling your securities.

8.   Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

Risk Factors, page 5

9.   In the introductory paragraph, you qualify that the risks you have disclosed are not the only risks you face. Please revise to remove this disclosure and clarify that all material risks are presented in this section.

10. Please revise the headings of the risk factors so that they do not appear in all capital letters because this format impedes readability.

11. Please expand your risk factor to disclose the risks of investing in a company based in Switzerland.

We have no operating history…, page 6

12. We note your statement that you may require additional financing. Your disclosure on page 4 and elsewhere indicates that you will require additional capital. Please revise your risk factor accordingly.

We have limited business, sales, and marketing experience in our industry …, page 7

13. Please expand this risk factor to address your lack of experience.

Investors will have little voice regarding the management …, page 8

14. Please expand this risk factor to disclose that Mr. Wagner may ultimately exercise complete control over the company and have the ability to make decisions regarding, (i) whether to issue common stock and preferred stock, including decisions to issue common and preferred stock to himself; (ii) employment decisions, including his own compensation arrangements, (iii) the appointment of all directors; and (iv) whether to enter into material transactions with related parties.

Use of Proceeds, page 13

15. Please explain what the category "Marketing and Collateral" includes.

Description of Business, page 18

16. We note that your operations are based in Switzerland. Please expand your disclosure to discuss the regulations applicable to companies based in Switzerland. Further, please discuss the impact these regulations may have on investors.

17. Please expand your disclosure regarding your intended business. For example, please disclose whether you intend to target particular businesses initially, whether you intend to focus on a particular geographical location initially, and the experience you have in providing these types of services based on the businesses targeted and the targeted locations.

18.   We note your disclosure on page 8 that your sole officer and director has existing
       responsibilities to other entities. Please disclose any conflicts related to these other
       entities. Additionally, on page 27, please expand the disclosure regarding Mr. Wagner's
       experience to include his role at these other entities.

Employees and Employment Agreements, page 20

19.   We note your disclosure that Mr. Wagner will devote additional time to your operations
       if the board determines it is necessary. However, we note that Mr. Wagner is your sole
       director. Please revise to clarify that Mr. Wagner will devote additional time to your
       operations if he determines it is necessary. Alternatively, please clarify whether you
       intend to add directors and if so, whether these directors will be independent.

Management's Discussion and Analysis …, page 23

Liquidity and Capital Resources, page 25

20.   We note your disclosure regarding the loan received from a related party. In this section,
       it appears that the loan amount was for $500; however, in note 3 to the financial
       statements, you indicate that the balance of the loan is $1,387. Please revise to clarify the
       amount of the loan. Additionally, please disclose the terms of the loan and identify the
       related party. If there is a written agreement, please file it as an exhibit. Please disclose
       whether you will be able to obtain additional loans from this related party in the future if
       necessary.

Director Compensation, page 28

21.   We note your disclosure that you "may award special remuneration to any director
       undertaking any special services" on your behalf. Please provide examples of the types
       of services that would result in remuneration to a director. We note that Mr. Wagner, as
       an employee, will provide services not typically performed by a director. Please disclose
       whether you intend to compensate directors that also serve as one of your executive
       officers.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Thomas E. Puzzo, Esq. (*via e-mail*)